FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dundee Corporation

Suite 5500, Scotia Plaza

40 King Street West

Toronto, Ontario  M5H 4A9

Item 2

Date of Material Change

December 15, 2005

Item 3

News Release

A news  release was issued at Toronto, Ontario on December 12, 2005 and transmitted by CCNMatthews and was filed with the Toronto Stock Exchange, with each of the Canadian provincial securities regulatory authorities via SEDAR and with the U.S. Securities and Exchange Commission via EDGAR.  A copy of the news release is attached hereto as Schedule “A”.

Item 4

Summary of Material Change

On December 12, 2005, Dundee Corporation announced that its Board of Directors had authorized an offer to purchase up to 2,500,000 (10.46%) of Dundee Corporation’s class A subordinate voting shares (the “Shares”) pursuant to a substantial issuer bid.  See press release dated December 12, 2005 attached as Schedule “A”.

Item 5

Full Description of Material Change

On December 12, 2005, Dundee Corporation announced that its Board of Directors had authorized an offer to purchase up to 2,500,000 (10.46%) of the Shares, to be made in Canada, the United States and other permitted jurisdictions at a purchase price of not more than $29.50 and not less than $25.50.  The tender procedure will provide holders with the opportunity to specify the price at which they are prepared to sell their Shares.  The actual purchase price will be determined through an auction mechanism and will be the lowest price within the range stated above at which Dundee Corporation can purchase up to 2,500,000 million Shares.  Dundee Corporation currently has 23,905,504 Shares outstanding.

All Shares tendered at or below the purchase price (subject to odd lots and pro-rating, in the event of over-subscription) will be purchased at the purchase price, subject to satisfaction or waiver of the condition that a minimum of 2,000,000 Shares be tendered.  Shares tendered at a higher price will be returned to shareholders.

Dundee Corporation has applied for the necessary exemptive relief from securities regulators in Canada to permit it to complete the issuer bid. On December 15, 2005, Dundee Corporation mailed to shareholders an issuer bid circular containing full details of the offer, conditions to the offer, and procedures for tendering of Shares to the offer.  The issuer bid circular has been filed on SEDAR and on EDGAR. The offer will expire at 5:00 pm on January 20, 2006, unless extended by Dundee Corporation.  The dealer manager for the offer in Canada is Dundee Securities Corporation.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, please contact Joanne Ferstman, Executive Vice President, Chief Financial Officer and Corporate Secretary at (416) 365-5010

Date of Report

December 19, 2005

Schedule 'A'

DUNDEE CORPORATION ANNOUNCES INTENTION TO

PURCHASE UP TO 2.5 MILLION OR 10.46% OF ITS

CLASS A SUBORDINATE VOTING SHARES

TORONTO, ON, December 12, 2005 - Dundee Corporation (TSX:  DBC.SV.A), today announced that its Board of Directors has authorized a cash offer to purchase up to 2.5 million of the Corporation's class A subordinate voting shares through a substantial issuer bid in Canada, the United States, and other permitted jurisdictions.  The offer, which represents up to 10.46% of the Corporation's 23.9 million outstanding class A subordinate voting shares, will be made at a purchase price of not less than Cdn$25.50 and not more than Cdn$29.50 per share.  (The closing price of the shares on the TSX on December 12, 2005 was Cdn$29.00.) The offer is subject to various conditions, including that a minimum number of 2.0 million subordinate voting shares be deposited.  The issuer bid will be for a maximum aggregate purchase price of Cdn$73.75 million, to be financed through Dundee's internal cash resources.

The substantial issuer bid tender procedure allows shareholders to select the price within the specified range at which each shareholder is willing to sell all or a portion of the shares they own to the Corporation.  Upon expiration of the offer, the Corporation will select the lowest purchase price that will allow it to buy up to 2.5 million shares.  If more than the maximum number of shares to be purchased are tendered, purchases will be made on a pro rata basis from shareholders tendering at or below the purchase price, provided that 'odd-lot' holdings of less than 100 shares will be purchased in full.  All shares purchased by the Corporation will be purchased at the same price.  However, the Corporation will not buy any shares above the determined purchase price.

An issuer bid circular containing the full details of the offer and procedures for tendering shares will be mailed to shareholders on or about December 15, 2005.  The offer will expire at 5:00 p.m. Toronto time on January 20, 2006, unless extended by the Corporation.  Dundee has retained Dundee Securities Corporation to act as Dealer Manager in Canada in connection with the offer and D.F. King & Co. Inc. as U.S. Information Agent.

Dundee Corporation is a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 64% owned subsidiary, Dundee Wealth Management Inc., a company with $46 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank.  Dundee Corporation's real estate activities are conducted through its 86% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in both Canada and the U.S.  Real estate activities also include an approximate 33% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of 15.6 million square feet of high quality office, industrial and retail properties across Canada.  Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Ned Goodman

President & Chief Executive Officer

(416) 365-5665

or

Dundee Corporation

Joanne Ferstman

Executive Vice President and

Chief Financial Officer

(416) 365-5010

THE FOREGOING ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY OF DUNDEE CORPORATION'S CLASS A SUBORDINATE VOTING SHARES.  THE SOLICITATION OF OFFERS TO SELL SUCH SHARES WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT DUNDEE CORPORATION WILL BE DISTRIBUTING TO ITS SHAREHOLDERS.  SHAREHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY AS THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.  SHAREHOLDERS MAY ALSO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FOR FREE ON THE SEC'S WEBSITE AT WWW.SEC.GOV, ON THE SEDAR WEBSITE AT WWW.SEDAR.COM, FROM THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC., BY CALLING 1-800-564-6253 OR BY EMAILING CORPORATEACTIONS@COMPUTERSHARE.COM, OR FROM THE  U.S. INFORMATION AGENT, BY CALLING 1-888-628-9011.